

February 23, 2015

<u>Via E-mail</u>
Mr. Bill W. Wheat
Executive Vice President and Chief Financial Officer
D.R. Horton, Inc.
301 Commerce Street, Suite 500
Fort Worth, TX 76102

> **RE:** **D.R. Horton, Inc.**
> **Form 10-K for the Year Ended September 30, 2014**
> **Filed November 18, 2014**
> **File No. 1-14122**

Dear Mr. Wheat:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended September 30, 2014</u>

<u>Audited Financial Statements, page 66</u>

<u>Note A – Summary of Significant Accounting Policies, page 70</u>

1. You disclose on page 70 that cash balances of your captive insurance subsidiary, which are expected to be used to pay future anticipated legal claims, have been reclassified to homebuilding cash and cash equivalents from homebuilding other assets. Please tell us the nature of any restrictions on the use of these funds and explain how you considered Rule 5-02 of Regulation S-X in determining it was not necessary to classify these amounts within restricted cash for the periods presented.

<u>Note G – Income Taxes, page 85</u>

2. You disclose on page 86 that tax benefits for your state net operating loss carryforwards will begin to expire in fiscal 2015. To enhance the context of this disclosure, please

consider revising to quantify the amount of carryforwards set to expire over more specific time periods (for example, the amount set to expire in the next 1-3 years, 3-5 years, 5-10 years, etc.).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Lisa Etheredge, Staff Accountant, at (202) 551-3424 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief